WINDSTAR, Inc.
No 47 Hala Pegoh, 8 Taman Sri Pengkalan 31650
Ipoh, Perak, Malaysia

March 17, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4631
Washington D.C., 20549-7010

Attention:  Dorine H. Miller

Re:           Windstar, Inc.
Post-effective Amendment No. 2
Filed on: February 24, 2010
File No.: 333-146834

Dear Ms. Miller:

I write on behalf of Windstar, Inc., (the “Company”) in response to Staff’s letter of March 1, 2010, by Jay E. Ingram, Branch Chief, Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post-effective Amendment No. 2 on Form POS AM, filed February 24, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.	THE FINANCIAL STATEMENTS IN THE AMENDED REGISTRATION STATEMENT SHOULD INCLUDE RESULTS FOR THE FIRST QUARTER ENDED DECEMER 31, 2009 IN ACCORDANCE WITH ARTICLE 8-08 OF REGULATION S-X.

In response to this comment, the December 31, 2009 financials have now been incorporated.

EXPLANATORY NOTE, PAGE 2

2.
SINCE POST-EFFECTIVE AMENDMENT NO. 1 WAS MADE ON FORM S-1, PLEASE DELETE THE SECOND PARAGRAPH OF YOUR EXPLANATORY NOTE AND STATE THE PURPOSE(S) FOR WHICH THE POST-EFFECTIVE AMENDMENT NO. 2 TO THE FORM S-1 WAS FILED.

In response to this comment, the Company deleted the second paragraph as requested in the explanatory note and included an explanatory note that mentions the post-effective amendment was filed to delete a selling shareholder from the list, and reestablish the correct number of offered shares.

Sincerely,

/s/ Siew Mee Fam
Siew Mee Fam
CEO and President